EXHIBIT 11.2

DUKE REALTY LIMITED PARTNERSHIP
EARNINGS TO DEBT SERVICE CALCULATIONS
(in thousands, except ratios)

Nine Months
Ended September 30, 2005

Net income from continuing operations, less preferred distributions	$73,123
Interest expense (excludes amortization of deferred financing fees)	84,773
Earnings before debt service	$157,896

Interest expense (excludes amortization of deferred financing fees)	$84,773
Recurring principal amortization	5,604
Total debt service	$90,377

Ratio of earnings to debt service	1.75